SNIPP INTERACTIVE INC.

SNIPP LANDS NEW LOYALTY CONTRACT FROM EXISTING CPG CLIENT

December 14th, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a new loyalty contract with an existing consumer packaged goods (CPG) client in the US on its recently launched SnippLoyalty Base platform; a low-cost, loyalty-in-a-box solution tailor-made for CPG brands. This CPG client manufactures and markets blended frozen beverages made from real ingredients in over 13,000 locations across the US and Canada, at convenience stores, colleges & universities, theaters, and military bases. The contract is valid for 18 months from the date of deployment of the program.

This CPG client signed on for SnippLoyalty based on the success of a recent rewards promotion for the brand on Snipp’s SnippCheck proprietary receipt processing platform and SnippRewards platform in the US market.

Under this loyalty agreement, to be rolled out in March 2017, Snipp will once again integrate its market-leading receipt processing capabilities and world-class rewards solutions to validate purchases and reward customers for buying this brand’s products. Rewards will include digital rewards that can be redeemed in a branded online rewards store or donated to charity. In addition, consumers will also be rewarded with points for various brand engagement activities such as watching a YouTube video in the brand portal or follow, like, comment or share on social media platforms like Facebook and Twitter.

“We are extremely pleased to receive yet another vote of confidence from an existing client based on the success of a past promotion on our technology platforms,” commented Atul Sabharwal, Snipp Chief Executive Officer. “We recently expanded the scope of SnippLoyalty with SnippLoyalty Base, allowing CPG brands to migrate from running a single promotion at a time to running a continuous loyalty program and supporting multiple promotions over time. We look forward to implementing a robust loyalty program for this client on this advanced platform and delivering innovative solutions to help drive brand engagement, incremental sales and ROI.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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